                                                                        www.umc.com

Exhibit

Exhibit            Description

99                    Announcement on 2018/11/09: UMC Issues Follow-up Statement Regarding Recent Legal Developments

Exhibit 99

UMC Issues Follow-up Statement Regarding Recent Legal Developments

1. Date of occurrence of the event: 2018/11/09

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: N/A

6. Countermeasures: N/A

7. Any other matters that need to be specified:

UMC Issues Follow-up Statement Regarding Recent Legal Developments

UMC is a Taiwan-based, internationally recognized semiconductor company. Since 38 years ago, it has been an indispensable player in the global supply chain, with volume production technologies down to an advanced 14nm. By comparison, the technology involved in the Micron dispute is 32nm-feature-size DRAM technology, which was already a few generations old when the project started.

There is a misimpression that UMC did not have any DRAM knowledge or experience.  This is emphatically untrue. From 1996 to 2010, UMC accumulated nearly 15 years of experience in manufacturing DRAM products. At one point, UMC’s internal DRAM team had well over 150 people. Thanks to its extraordinarily stable workforce, UMC has ever since possessed and preserved a wealth of DRAM knowledge and experience as an institution. As an example, in 1996, SC Chien, who is now UMC’s co-president, was the manager of the RAM Process Development group that developed DRAM products. One of the first UMC partners for DRAM licensing in 1996 was Alliance Semiconductor Corporation, a US-based DRAM chip design company that utilized UMC for DRAM manufacturing. In addition to traditional DRAM, through 2009, UMC successfully developed its own embedded DRAM foundry process, which is far more complicated and difficult than the process for making commodity DRAM.

The joint development project under which UMC agreed to develop the DRAM process for Jinhua, which was a stand-alone project entirely separate from UMC’s pure-play foundry services, was nothing but a pure business transaction that made all the business senses for UMC at the time. It was duly submitted to the Taiwan authorities, which approved the project in its entirety in April 2016. Notably, that was a time when the U.S.-China trade war was unheard of.

Since UMC began its contractual obligations to develop the DRAM process technology for Jinhua and itself, UMC has expended hundreds of millions of New Taiwan Dollars. Although the number of R&D team members working on this DRAM project was at times close to 300, less than 10% of them once worked for Micron.

Contrary to any impressions that may have been given by the civil and criminal lawsuits, UMC’s DRAM technology is, fundamentally, based on a cell design entirely different from Micron’s design. In a nutshell, UMC developed a memory cell with a 3x2 layout, which is completely different from Micron’s 2x3 memory cell.

Another false impression is that Micron developed its 25nm DRAM technology in the United States. The reality is that Micron purchased its 25nm DRAM technology from Rexchip, a Taiwanese company, and Elpida, a Japanese company, in the early 2010’s.

UMC will not litigate this case “in the press,” but it wants to assure our customers and stakeholders that UMC will vigorously defend itself against any false charges and misconceived allegations.